EXHIBIT 21.1
SUBSIDIARIES OF ERA GROUP INC.

Subsidiary	Jurisdiction of Organization
Aeroleo Internacional LLC	Delaware
Aeroleo Taxi Aero S/A	Brazil
Apical Industries	California
Dart Aerospace Ltd.	Alberta, Canada
Dart Helicopter Services, Inc.	Delaware
Dart Holding Company Ltd.	Alberta, Canada
Era Aeroleo LLC	Delaware
Era Australia, LLC	Delaware
Era Canada LLC	Delaware
Era DHS LLC	Delaware
Era do Brazil LLC	Delaware
Era FBO LLC	Delaware
Era Flightseeing LLC	Delaware
Era Helicopter Services LLC	Delaware
Era Helicopteros de Mexico S. de R.L. de C.V	Mexico
Era Helicopters (Mexico) LLC	Delaware
Era Helicopters, LLC	Delaware
Era Leasing LLC	Delaware
Era Med LLC	Delaware
Era Training Center LLC	Delaware
Heli-Tech, Inc.	Oregon
Heli-Union Era Australia Pty Ltd.	Australia
Offshore Helicopter Support Services, Inc.	Louisiana
Seacor Overseas Investment Inc.	Delaware
Star Aviation Crewing Ltd.	British Virgin Islands